EXHIBIT (a)(1)

INSIGHT COMMUNICATIONS COMPANY, INC.

OFFER TO EXCHANGE

OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

The offer expires at 5:00 p.m., Eastern Time, on December 9, 2003 unless we extend the offer

Insight Communications Company, Inc. is referred to in this Offer to Exchange as “we” or “us” and eligible employees are referred to in this Offer to Exchange as “you.”

We are offering to all of our eligible employees the opportunity to tender to us all of their currently outstanding, unexercised options that have an exercise price greater than or equal to $17.00 per share to purchase our common stock in exchange for grants of replacement options.

If you tender your options to us for exchange, they will be cancelled and you will receive replacement options. The replacement options you will receive in exchange for your tendered options will represent the right to purchase a lesser number of shares of our common stock than that of the options you tender and will be based on the exercise price of the options you tender, as shown in the table below.

If the Options that You Tender for Exchange Have an Exercise Price of:	You Will Receive a Replacement Option that Represents the Right to Purchase the Following Number of Shares of Our Common Stock:	For Every Tendered Option that Represents the Right to Purchase the Following Number of Shares of Our Common Stock:
$17.00 through and including $23.99	3	4

$24.00 or greater	1	2

The exercise price of each replacement option will equal the fair market value of our common stock on the date of its grant, as determined by the closing price per share of our common stock as reported on The Nasdaq National Market. Each replacement option will terminate ten years from its date of grant, except for an incentive stock option granted to an employee who owns 10% or more of our common stock, which option will terminate five years from its date of grant. Each replacement option will vest in five equal yearly installments commencing one year from its date of grant.

We expect to grant the replacement options to you on the first business day that is at least six months and one day after the date upon which we cancel all options validly tendered for exchange.

Although the Compensation Committee of our Board of Directors has approved the offer, neither we nor our Compensation Committee or Board make any recommendation as to whether you should tender your options for exchange or not. You must make your own decision whether or not to tender your options.

We are not making the offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Exchange or any other related document. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

November 7, 2003

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SUMMARY OF TERMS

The following summary of terms contains the most material terms of the offer. We urge you to read it carefully. We also urge you to read carefully the remainder of this Offer to Exchange because it contains additional important information not contained in this summary of terms. We have included references to the relevant sections elsewhere in this Offer to Exchange where you can find a more complete description of the topics in this summary of terms.

In addition, we urge you to review the information in our annual report on Form 10-K, as amended, for the year ended December 31, 2002, our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003 and our proxy statement distributed in connection with our 2003 Annual Meeting of Stockholders held on May 6, 2003, as these documents contain important financial information and other relevant information about us. All of these documents may be obtained without charge from us or from the Securities and Exchange Commission. Please see Section 16 under the heading “The Offer” in this Offer to Exchange for additional information on where and how you can obtain these documents.

General Discussion of the Offer

1.	What is the Offer?

The offer permits eligible employees to tender certain of their outstanding stock options and exchange them for replacement options with exercise prices equal to the fair market value of our common stock on the grant date of the replacement options. The replacement options will represent the right to purchase a lesser number of shares of our common stock than that of the tendered options. The offer is strictly voluntary.

2.	Why are we making the offer?

Many of our outstanding options, whether or not they are currently vested and exercisable, have exercise prices that are significantly higher than the fair market value of our common stock, thus substantially eliminating their value as a means to retain, reward and motivate our employees. By giving our employees the opportunity to exchange certain of their outstanding options for options that represent the right to purchase a lesser number of shares of our common stock than that of their tendered options, and that will be priced relative to market conditions at the replacement grant date, we are providing our employees with the potential to obtain value from their options in the future, thereby creating an incentive for them to remain with us and contribute to meeting our business and financial objectives, as well as to create value for our stockholders. This is a unique, one-time offer and you should take this into account in deciding whether to participate and tender your options for exchange. Please see Section 1 and Section 12 under the heading “The Offer” in this Offer to Exchange for additional information.

3.	Are there any conditions on the offer?

The offer is not conditioned on a minimum number of employees tendering their options for exchange or a minimum number of options being tendered. However, the offer is subject to a number of conditions with regard to events that could occur prior to the expiration of the offer. These events include the following, among other things:

•	an actual or reasonably expected change in accounting principles;
•	a lawsuit challenging the offer; or
•	a third-party tender offer for our common stock or other acquisition proposal.

Once the offer has expired, the conditions will no longer apply, even if a specified event occurs during the period between the expiration of the offer and the grant date of the replacement options. Please see Section 7 under the heading “The Offer” in this Offer to Exchange for additional information.

4.	Are you required to participate in the offer? If you choose not to participate, do you have to do anything?

No. You do not have to participate in the offer and there are no repercussions if you choose not to participate. Again, it is entirely up to you and we cannot advise you of what action you should take.

If you decide not to participate in the offer, you do not need to do anything. Please see Section 4 under the heading “The Offer” in this Offer to Exchange for additional information.

5.	Why don’t we simply lower the price of your options?

Lowering the exercise price of outstanding options could result, under the financial accounting rules, in our recognition of significant charges in our financial statements that would reduce our reported earnings for each fiscal quarter that the repriced options remain outstanding. This could have a negative impact on our earnings, earnings per share and stock price. Please see Section 12 under the heading “The Offer” in this Offer to Exchange for additional information.

6.	Why don’t we simply grant more options without having your options cancelled?

We strive to balance the need for a competitive compensation package for our employees with the interests of our stockholders. As options are exercised, stockholders are proportionately diluted. Therefore, we must carefully manage the pool of shares our stockholders have authorized in order for it to last several years. A large grant of new options could deplete our pool and could require us to go several years without granting new options. Please see Section 1 under the heading “The Offer” in this Offer to Exchange for additional information.

7.	Are you eligible to receive future grants if you participate in the offer?

Yes. Participating in the offer will not affect in any way your eligibility to receive future grants of options after the replacement options are granted. Please see Section 4 under the heading “The Offer” in this Offer to Exchange for additional information.

8.	If our stock price drops after you are granted the replacement options, will we make another similar offer?

No. This is a unique, one-time offer and you should take this into account in deciding whether to participate and tender your options for exchange. Please see Section 1 under the heading “The Offer” in this Offer to Exchange for additional information.

9.	What do we and our Board of Directors think of the offer?

Although the Compensation Committee of our Board of Directors has approved the offer, neither we nor our Compensation Committee or Board make any recommendation as to whether you should tender your options for exchange or not. You should not consider that approval to be a recommendation as to whether or not you should participate in the offer. You must make your own decision whether to tender your options for exchange. Please see Section 1 under the heading “The Offer” in this Offer to Exchange for additional information.

10.	How should you decide whether or not to participate in the offer?

We understand that your decision whether or not to tender your options for exchange is an important decision. Tendering your options for exchange involves risks. Please see the discussion under the heading “Certain Risks of Participating in the Offer” in this Offer to Exchange for additional information.

The decision to participate must be your personal decision and will depend largely on your assessment of your option holdings, your individual financial circumstances, whether you expect to remain one of our employees and your assumptions about the future overall economic environment and performance of our business, the stock market and our stock price on the grant date of the replacement options and thereafter.

Basic Terms of the Offer

11.	What are the key dates of the offer?

Date	Event
November 7, 2003	Commencement date of the offer
December 9, 2003 at 5:00 p.m. Eastern Time	Expiration of the offer
December 9, 2003 at 5:01 p.m. Eastern Time	Cancellation of the tendered options
June 11, 2004	Grant date of the replacement options

Although we do not currently intend to do so, we may, at our discretion, extend the offer at any time. If we extend the offer:

•	we will continue to accept properly completed, signed, dated and delivered Election Forms and Notice of Withdrawal Forms until the new expiration of the offer; and
•	the cancellation of the tendered options and the grant date of the replacement options will be similarly extended.

We may also cancel the offer in certain events. Please see Section 5, Section 6 and Section 7 under the heading “The Offer” in this Offer to Exchange for additional information.

12.	Who is eligible to participate in the offer?

All of our employees and employees of our subsidiaries, including our executive officers, are eligible to participate in the offer. Former employees and non-employee members of our Board of Directors are not eligible to participate in the offer.

If your employment is terminated prior to the expiration of the offer, you will not be eligible to participate in the offer. If you made an election to participate prior to the expiration of the offer, your election will be automatically withdrawn and you will continue to hold your existing options. Those options will remain in effect subject to their terms.

If your employment is terminated after the expiration of the offer, but on or before the grant date of the replacement options, you will not be granted replacement options and the options you tendered for exchange will not be reinstated.

If your employment is terminated after the grant date of the replacement options, but before the replacement options are vested, your replacement options will be forfeited and the options you tendered for exchange will not be reinstated. However, if you die or become permanently disabled before the replacement options are vested, vesting will be accelerated.

Your employment is “terminated” if you die, become permanently disabled, or if your employment is terminated, either by us or by you, with or without cause. Please see Section 2 under the heading “The Offer” in this Offer to Exchange for additional information.

13.	Which options may be exchanged in the offer?

We are offering to exchange all of your outstanding, unexercised options that have an exercise price greater than or equal to $17.00 per share.

Please see Section 2 under the heading “The Offer” in this Offer to Exchange for additional information.

14.	How many replacement options will you receive in exchange for your tendered options?

The replacement options you will receive in exchange for your tendered options will represent the right to purchase a lesser number of shares of our common stock than that of the options you tender and will be based on the exercise price of the options you tender, as shown in the table below.

If the Options that You Tender for Exchange Have an Exercise Price of:	You Will Receive a Replacement Option that Represents the Right to Purchase the Following Number of Shares of Our Common Stock:	For Every Tendered Option that Represents the Right to Purchase the Following Number of Shares of Our Common Stock:
$17.00 through and including $23.99	3	4

$24.00 or greater	1	2

Each replacement option will represent the right to purchase shares of the same class of our common stock as the tendered option it replaces.

Please see Section 3 under the heading “The Offer” in this Offer to Exchange for additional information.

15.	When will we grant the replacement options?

We expect to grant the replacement options on the first business day that is at least six months and one day after the date the tendered options are cancelled.

We will distribute new award agreements to participating employees promptly after the grant date of the replacement options. Please see Section 5 under the heading “The Offer” in this Offer to Exchange for additional information.

How the Exchange Works

16.	What happens to your options if you decide not to participate in the offer?

If you elect not to participate in the offer, your options will remain outstanding until they terminate, expire according to their terms or are exercised. They will retain their current exercise price. Please see Section 5 under the heading “The Offer” in this Offer to Exchange for additional information.

17.	If you choose to tender your options for exchange, must you tender all of your options or can you just tender some of them?

You are not required to tender all of your eligible options for exchange. However, if you choose to tender a portion of your eligible options for exchange, you must tender for exchange the entire option representing all of the shares of our common stock from that grant, but you will not be required to tender for exchange options from other grants. For example, if on February 3, 2000 you were granted an option to purchase 5,000 shares of our common stock (“Grant A”) and on April 2, 2001 you were granted an option to purchase 1,000 shares of our common stock (“Grant B”), you may either:

•	choose not to tender any option;
•	tender all of Grant A;
•	tender all of Grant B; or
•	tender all of Grant A and Grant B.

You may not tender a portion of Grant A and/or a portion of Grant B.

Please see Section 3 in this Offer to Exchange for additional information.

18.	What if your eligible options are not vested? Can you exchange them?

Yes. We are not taking into consideration whether or not your options have vested. Therefore, all options meeting the terms and conditions of the offer may be tendered for exchange, whether vested or not. Please see Section 2 under the heading “The Offer” in this Offer to Exchange for additional information.

19.	What will happen to the options you tender for exchange?

We intend to cancel all options accepted for exchange at 5:01 p.m. Eastern Time on the expiration date of the offer, at which time you will have no further rights to those options. Please see Section 5 under the heading “The Offer” in this Offer to Exchange for additional information.

The Duration of the Offer

20.	When does the offer expire? Can the offer be extended and, if so, how will you be notified if it is extended?

The offer is scheduled to expire at 5:00 p.m. Eastern Time on December 9, 2003. Although we do not currently intend to do so, we may, at our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Time on the business day immediately following the previously scheduled expiration of the offer. In addition, we will give you oral or written notice of the extension. Please see Section 5 and Section 6 under the heading “The Offer” in this Offer to Exchange for additional information.

21.	If the offer is extended, how does the extension affect the grant date of your replacement options?

If the offer is extended, the grant date of the replacement options will be similarly extended. We will not grant the replacement options on a date earlier than six months and one day after the cancellation of the options tendered and accepted for exchange. Please see Section 6 under the heading “The Offer” in this Offer to Exchange for additional information.

Vesting, Exercise Price and Term of Replacement Options

22.	When will the replacement options vest?

Each replacement option will vest in five equal yearly installments commencing one year from its date of grant and will vest in full five years from its date of grant. However, vesting will be accelerated in the event of death or permanent disability.

Accordingly, you will lose the benefit of any vesting under the options you tendered for exchange and we cancelled. Please see Section 9 under the heading “The Offer” in this Offer to Exchange for additional information.

23.	What will the exercise price of the replacement options be? How will this be determined?

The exercise price of the replacement options will be equal to the fair market value of our common stock on the grant date of the replacement options, as determined by the closing price per share of our common stock as reported on The Nasdaq National Market. Because the replacement options will be granted at least six months and one day following the date the tendered options are cancelled, we cannot predict the exercise price of the replacement options. Accordingly, the replacement options may have a higher exercise price than some or all of the options you tendered for exchange. Please see Section 9 under the heading “The Offer” in this Offer to Exchange for additional information.

24.	What will be the term of your replacement options and when will they expire?

Each replacement option will terminate ten years from its date of grant, except for an incentive stock option granted to an employee who owns 10% or more of our common stock, which option will terminate five years from its date of grant. Please see Section 9 under the heading “The Offer” in this Offer to Exchange for additional information.

25.	Will the other terms and conditions of your replacement options be the same as the corresponding terms and conditions of the options you tendered for exchange?

All of our outstanding options were granted under our 1999 Equity Incentive Plan (formerly known as the 1999 Stock Option Plan). The replacement options will be granted under the same plan. Consequently, the replacement options shall be subject to the same terms and conditions as the options they replace. Please see Section 9 under the heading “The Offer” in this Offer to Exchange for additional information.

Tax Consequences; Tax Status of Replacement Options

26.	What are the tax consequences of you tendering your options for exchange and receiving replacement options?

If you tender options for exchange and receive replacement options, we do not believe that you will be required under current law to recognize income for U.S. Federal income tax purposes at the time of the tender or upon our acceptance and cancellation of the tendered options. We believe that the exchange will be treated as a non-taxable exchange. Further, at the grant date of the replacement options, we believe that you will not be required under current law to recognize income for U.S. Federal income tax purposes.

You should consult with your own personal advisers (at your own expense) as to the tax consequences of your participation in the offer. Tax consequences may vary depending on your individual circumstances. Please see Section 14 under the heading “The Offer” in this Offer to Exchange for additional information.

27.	If the options you tender for exchange are considered incentive stock options for U.S. Federal income tax purposes, will your replacement options be incentive stock options?

Your replacement options will be granted as incentive stock options to the maximum extent they can qualify as incentive stock options under federal tax laws on the grant date. Please see Section 5 under the heading “The Offer” in this Offer to Exchange for additional information.

How to Elect to Tender Options For Exchange

28.	What should you do to tender your options for exchange?

To participate in the offer, you must properly complete, sign, date and deliver to us the Election Form included in your election packet before 5:00 p.m. Eastern Time on December 9, 2003 (or such later date and time if we extend the offer). Please see Section 4 under the heading “The Offer” in this Offer to Exchange for additional information.

29.	What if we receive your Election Form after the expiration of the offer?

We will not accept any Election Forms received by us after the expiration of the offer. There can be no exceptions to this deadline. In addition, if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer. Please see Section 4 under the heading “The Offer” in this Offer to Exchange for additional information.

30.	Can you withdraw your previously tendered options?

Yes. To withdraw your tendered options, you must properly complete, sign, date and deliver to us the Notice of Withdrawal Form included in your election packet before 5:00 p.m. Eastern Time on December 9, 2003 (or such later date and time if we extend the offer).

If you wish to withdraw any tendered option, you must withdraw all of your tendered options granted under that option grant, but you will not be required to withdraw any tendered option from any other option grant.

Once you have withdrawn your tendered options, you may retender your options for exchange before the expiration of the offer only by again following the delivery procedures described in this Offer to Exchange. Please see Section 4 under the heading “The Offer” in this Offer to Exchange for additional information.

31.	How will you know that we have accepted your tendered options for exchange?

Promptly after the expiration of the offer, we will send you a confirmation statement with information about the options that we have accepted and cancelled, the replacement options you are eligible to receive on the grant date and the expected grant date of the replacement options. When you receive this statement, you should carefully review it and immediately notify us of any discrepancies that you find. Please see Section 5 under the heading “The Offer” in this Offer to Exchange for additional information.

More Information

32.	How can you find out the details of your eligible options?

Included in your election packet is a personal Election Form detailing your outstanding options that are eligible for the offer. Please see Section 2 under the heading “The Offer” in this Offer to Exchange for additional information.

33.	Who can you talk to if you have questions about the offer?

Any questions concerning the offer, this Offer to Exchange or any other document accompanying or referred to in this Offer to Exchange, or requests for additional copies of any such documents, may be directed to Roberta Monteyne, Human Resources Coordinator at (917) 286-2321. We cannot and will not provide you any advice regarding your decision whether to tender your options for exchange. Please see Section 10, Section 16 and Section 18 under the heading “The Offer” in this Offer to Exchange for additional information.

CERTAIN RISKS OF PARTICIPATING IN THE OFFER

Participation in the offer involves a number of potential risks, including those described below. You should carefully consider these risks and speak with your investment or tax adviser before deciding whether to participate in the offer. In addition, we strongly urge you to read this Offer to Exchange in its entirety and all other documents relating to the offer before deciding whether to participate in the offer.

If our stock price increases after the date your tendered options are cancelled, your cancelled options might have been worth more than the replacement options you will receive in exchange for them.

The exercise price of replacement options granted to you will be equal to the fair market value of our common stock on the grant date of the replacement options, as determined by the closing price per share of our common stock as reported on The Nasdaq National Market. Before the grant date of the replacement options, our stock price could increase, and the exercise price of the replacement options could be higher than the exercise price of the options you tendered for exchange and that we cancelled pursuant to the offer. If this happens, the replacement options you receive would be worth less than the cancelled options.

For example, if you tender for exchange options with a $17.50 exercise price, and our stock price is $20.00 per share at the time the replacement options are granted, your replacement options will have an exercise price of $20.00 and you will hold the right to purchaser fewer shares of our common stock since you surrendered more options than you received replacement options. As a result, you will have lost value by participating in the offer.

If your employment is terminated for any reason after the expiration of the offer, but on or before the grant date of the replacement options, you will not receive replacement options and the options you tendered for exchange will not be reinstated.

Once your options are cancelled, you will no longer have any rights with respect to those options. Accordingly, if your employment is terminated for any reason at any time after the expiration of the offer, but on or before the grant date of the replacement options, you will not have the benefit of either the cancelled or the replacement options.

This applies regardless of the reason your employment is terminated, including if you die, become permanently disabled or if your employment is terminated, either by us or by you, with or without cause.

Participation in the offer will make you ineligible to receive new grants of options until after the grant of replacement options.

Our employees are generally eligible to receive grants of options at any time that our Board of Directors chooses to grant them. However, if you participate in the offer, you will not be eligible to receive new grants of options until after the grant date of the replacement options. Not participating in the offer, however, is no guarantee that you will be granted any options in that period.

You will lose the potential benefit of any vesting under the options you currently hold that are cancelled in the offer.

Even if the options you tender for exchange were vested or were scheduled to vest prior to the grant date of the replacement options, your replacement options will not fully vest until five years from their grant date, thus depriving you of the right to fully exercise your options until June 11, 2009, at the earliest.

You may not receive any replacement options in exchange for options properly tendered and cancelled if we experience a change in control, reorganization or sale of assets.

If we experience a change in control or a reorganization occurs before we grant the replacement options, it is possible that the successor or purchaser would agree to assume the obligation to issue the replacement options. However, we cannot guarantee that any successor or purchaser would agree to assume any obligation to issue the replacement options. Therefore, it is possible that you may not receive any replacement options, securities of the surviving company or other consideration in exchange for the options you tendered for exchange if we are subject to a change in control or a reorganization occurs before the replacement options are granted. In addition, the announcement of a change in control transaction before the grant date of the replacement options could have a substantial effect on our stock price, including substantial stock price appreciation, which could reduce or eliminate potential benefits provided by the offer.

The preceding paragraph describes the general consequences of a change in control or other reorganization generally. You may also be affected if we, or one of our affiliates, sell a subsidiary, division or business unit for which you work. In those circumstances, if you were transferred to the acquiring company, the acquiring company would likely not have to agree to issue replacement options under the offer. Consequently, if you are employed by the subsidiary, division or business unit that is sold and you do not continue to be employed by us following the sale, then the sale will constitute the termination of your employment with us for purposes of the offer. In those circumstances, you would not be entitled to receive replacement options.

We also reserve the right to take any action, including entering into a merger, asset purchase or sale or similar transaction, or shutting down a business unit, whether or not it adversely affects the grant of replacement options under the offer or the likelihood that the replacement options will be granted.

THE OFFER

1.	Purpose of the Offer

We consider stock options to be a critical component of employee compensation. They are intended to attract, retain, reward and motivate employees to align their interests with the interests of our stockholders through stock ownership.

Many of our outstanding options, whether or not they are currently vested and exercisable, have exercise prices that are significantly higher than the fair market value of our common stock, thus substantially eliminating their value as a means to retain, reward and motivate our employees. By giving our employees the opportunity to exchange their outstanding options for options that will be priced relative to market conditions at the replacement grant date, we are providing our employees with the potential to obtain value from their options in the future, thereby creating an incentive for them to remain with us and contribute to meeting our business and financial objectives, as well as to create value for our stockholders. This is a unique, one-time offer and you should take this into account in deciding whether to participate and tender your options for exchange.

We have considered and determined not to simply grant additional options to our employees without canceling outstanding options because we strive to balance the need for a competitive compensation package for our employees with the interests of our stockholders. As options are exercised, stockholders are proportionately diluted. Therefore, we must carefully manage the pool of shares our stockholders have authorized in order for it to last several years. A large grant of new options could deplete our pool and could require us to go several years without granting new options. In determining that the replacement options will represent the right to purchase a lesser number of shares of our common stock than that of the tendered options, the Compensation Committee of our Board of Directors took into consideration the fact that fewer shares underlying options will be outstanding after the grant date of the replacement options. Additionally, we are making the offer instead of lowering the price of your existing options because repricing outstanding options could result, under the financial accounting rules, in our recognition of significant charges in our financial statements that would reduce our reported earnings for each fiscal quarter that the repriced options remain outstanding. This could have a negative impact on our earnings, earnings per share and stock price.

Although our Compensation Committee has approved the offer, neither we nor our Compensation Committee or Board make any recommendation as to whether you should tender your options for exchange or not. You should not consider that approval to be a recommendation as to whether you should participate or not participate in the offer. You must make your own decision whether to tender your options for exchange.

2.	Eligibility

We are offering eligible employees the opportunity to exchange eligible options for replacement stock options, as described in detail below.

Employees Eligible to Participate

All of our employees and employees of our subsidiaries, including our executive officers, are eligible to participate in the offer. Former employees and non-employee members of our Board of Directors are not eligible to participate in the offer.

Participation in the offer does not guarantee your continued employment by us or any of our subsidiaries. As such, your employment may be terminated by us or by you at any time for any reason, with or without cause. Your rights in the event that you are no longer employed by us, or any one of our subsidiaries, at any time with respect to the offer are described in the following paragraphs.

If your employment with us and our subsidiaries is terminated prior to the expiration of the offer, you will not be eligible to participate in the offer. If you made an election to participate prior to the expiration of the offer, your election will be automatically withdrawn and you will continue to hold your existing options. Those options will continue to be governed by their existing terms.

If your employment with us and our subsidiaries is terminated after the expiration of the offer, but on or before the grant date of the replacement options, you will not be granted replacement options and the options you tendered for exchange will not be reinstated.

If your employment with us and our subsidiaries is terminated after the grant date of the replacement options, you will have already been granted your replacement options and your rights with respect to those options will be governed by the provisions of the 1999 Equity Incentive Plan and your award agreement. Thus, for example, if your employment is terminated after the grant date of the replacement options, but before the replacement options are vested, your replacement options will be forfeited and the options you tendered for exchange will not be reinstated. However, if your employment is terminated due to death or permanent disability before the replacement options are vested, your replacement options will immediately vest.

Your employment is “terminated” if you die, become permanently disabled, or if your employment is terminated, either by us or by you, with or without cause.

Options Eligible for Exchange

Eligible options include, and you may tender, all of your outstanding, unexercised options to purchase our common stock that have an exercise price greater than or equal to $17.00 per share.

Options with an exercise price below $17.00 per share are not eligible for exchange in the offer because we believe such options continue to provide an incentive to our employees.

We are not taking into consideration whether or not your options have vested. Therefore, all options meeting the terms and conditions of the offer may be tendered for exchange, whether vested or not.

The offer is only being made for outstanding, unexercised options and does not in any way apply to shares purchased, whether upon the exercise of options or otherwise. Options for which you have properly submitted an exercise notice prior to the date you tendered the options for exchange will be considered exercised to that extent, whether or not you have received confirmation of the exercise or the shares purchased.

As of November 5, 2003, options to purchase approximately 2,852,932 shares of our common stock were outstanding and eligible for exchange under the offer.

Your personal Election Form, which contains a listing of all of your eligible options, will be mailed on November 7, 2003 to your last known address according to our records as of November 5, 2003.

3.	Number of Shares Underlying Options; Exchange Ratios

You are not required to tender all of your eligible options for exchange. However, if you choose to tender a portion of your eligible options for exchange, you must tender for exchange the entire option representing all of the shares of our common stock from that grant, but you will not be required to tender for exchange options from other grants. For example, if on February 3, 2000 you were granted an option to purchase 5,000 shares of our common stock (“Grant A”) and on April 2, 2001 you were granted an option to purchase 1,000 shares of our common stock (“Grant B”), you may either:

•	choose not to tender any option;
•	tender all of Grant A;
•	tender all of Grant B; or
•	tender all of Grant A and Grant B.

You may not tender a portion of Grant A and/or a portion of Grant B.

Please see Section 3 in this Offer to Exchange for additional information.

The replacement options you will receive in exchange for your tendered options will represent the right to purchase a lesser number of shares of our common stock than that of the options you tender and will be based on the exercise price of the options you tender, as shown in the table below.

If the Options that You Tender for Exchange Have an Exercise Price of:	You Will Receive a Replacement Option that Represents the Right to Purchase the Following Number of Shares of Our Common Stock:	For Every Tendered Option that Represents the Right to Purchase the Following Number of Shares of Our Common Stock:
$17.00 through and including $23.99	3	4

$24.00 or greater	1	2

For instance, if you tender for exchange an option that represents the right to purchase 80 shares of our common stock with an exercise price of $17.50 and an option that represents the right to purchase 80 shares of our common stock with an exercise price of $24.50, you will receive a replacement option that represents the right to purchase 60 shares of our common stock in exchange for the option having an exercise price of $17.50 and an option that represents the right to purchase 40 shares of our common stock in exchange for the option having an exercise price of $24.50.

We will not issue options that represent the right to purchase a fraction of shares of our common stock. Instead, if in the aggregate, the exchange conversion calculation yields a fractional number of shares of our common stock, we will round up (0.50 or more) or down (under 0.50) to the nearest whole number.

Each replacement option will represent the right to purchase shares of the same class of our common stock as the tendered option it replaces.

4.	Procedures for Participating in the Offer

You do not have to participate in the offer and there are no repercussions if you choose not to participate. If you decide not to participate in the offer, you do not need to do anything.

Participating or not participating in the offer will not affect in any way your eligibility to receive future grants of options; however, if you participate in the offer, you will not be eligible to receive new grants of options until after the replacement options are granted.

Proper Tender of Options

To participate in the offer, you must properly complete, sign, date and deliver to us the Election Form included in your election packet before 5:00 p.m. Eastern Time on December 9, 2003 (or such later date and time if we extend the offer). Delivery will be deemed to be made only when the Form is actually received by us. The acceptable methods of delivering the Election Form are:

(1)	By faxing to Roberta Monteyne, Human Resources Coordinator at (917) 286-2304. If faxing an Election Form, you should retain the fax transmittal confirmation for your records.

(2)	By mailing to Roberta Monteyne, Human Resources Coordinator, Insight Communications Company, Inc., 810 Seventh Avenue, New York, New York 10019. If mailing an Election Form, we urge you to mail the Form sufficiently in advance of the expiration of the offer to ensure we receive it prior to the expiration. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. This type of delivery is at your own expense. Please note that a pre-paid, pre-addressed return envelope has not been provided due to our recommendation that you use certified mail with return receipt requested. Delivery will be deemed made only when actually received by us.

E-mail is not an acceptable method of delivery.

The Election Form must be executed by the grantee who tenders the options to be cancelled. However, if the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on or attached to the Election Form.

If you do not submit an Election Form prior to the expiration of the offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer.

The method of delivery of all documents, including your Election Form, is at your risk. We will strictly enforce the expiration and there can be no exceptions to the expiration time.

You do not need to return any award agreements related to your eligible options if you elect to accept the offer, as they will be automatically cancelled if we accept your tendered options.

Withdrawal Rights

To withdraw your tendered options from the offer, you must properly complete, sign, date and deliver to us the Notice of Withdrawal Form included in your election packet before 5:00 p.m. Eastern Time on December 9, 2003 (or such later date and time if we extend the offer). Delivery will be deemed to be made only when the Notice of Withdrawal Form is actually received by us. Notice of Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated under “Proper Tender of Options” above. You may also withdraw your tendered options pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934 if such tendered options have not been accepted by us within 40 business days from the commencement of the offer.

The Notice of Withdrawal Form must be executed by the grantee who tenders the options. However, if the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on or attached to the Notice of Withdrawal Form.

If you wish to withdraw any tendered option, you must withdraw all of your tendered options granted under that option grant, but you will not be required to withdraw any tendered options from any other option grant. For example, if you have tendered for exchange an option to purchase 5,000 shares of our common stock granted on February 3, 2000 (“Grant A”) and an option to purchase 1,000 shares of our common stock granted on April 2, 2001 (“Grant B”) and you wish to withdraw your tendered options, you may either:

•	withdraw all of Grant A;
•	withdraw all of Grant B; or
•	withdraw all of Grant A and Grant B.

You may not withdraw a portion of the tendered Grant A option and/or a portion of the tendered Grant B option.

The method of delivery of all documents, including your Notice of Withdrawal Form, is at your risk. We will strictly enforce the expiration and there can be no exceptions to the expiration time.

Once you have withdrawn your tendered options, you may retender your options for exchange before the expiration of the offer only by again following the election delivery procedures described above.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects

We will determine, in our discretion, all questions as to form, validity, including time of receipt, eligibility and acceptance of any tender of options or withdrawal of tenders. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options or withdrawal of tenders that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made. Otherwise, we expect to accept all properly and timely tendered options, which are not validly withdrawn. We may also waive, as to all option holders, any of the conditions of the offer or any defect or irregularity in any election with respect to any particular options. No tender of options or withdrawal of tenders will be deemed to have been properly made until all defects or irregularities have been cured by the tendering employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections or withdrawals, and no one will be liable for failing to give notice of any defects or irregularities.

5.	Acceptance of Options for Exchange and Issuance of Replacement Options

The offer is scheduled to expire at 5:00 p.m. Eastern Time on December 9, 2003. Although we do not currently intend to do so, we may, at our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Time on December 10, 2003, the business day immediately following the previously scheduled expiration of the offer.

Upon the terms and subject to the conditions of the offer, we expect to accept tendered options for exchange and we will cancel all options properly tendered and not validly withdrawn at 5:01 p.m. Eastern Time on December 9, 2003. When we accept your tendered options for exchange and we cancel those options, you will have no further rights to those options. By tendering your options, you agree that any award agreements and/or any other documents regarding the tendered options will terminate upon our cancellation of your tendered options. Promptly after the expiration of the offer, we will send each tendering employee a confirmation statement indicating the number of options that we have accepted and cancelled, the number of replacement options he/she is eligible to receive on the grant date of the replacement options and the expected grant date of the replacement options. In addition, we will distribute new award agreements regarding the replacement options to qualified employees promptly after the grant date of the replacement options.

If your tendered options are cancelled on December 9, 2003, you will be granted replacement options on June 11, 2004 (unless your employment is terminated after the expiration of the offer, but on or before the grant date of the replacement options), which is the first business day that is at least six months and one day after the date the tendered options are expected to be cancelled. If we extend the offer, the cancellation of the tendered options will be similarly extended and you will be granted replacement options on a subsequent business day that is on or promptly after the first business day that is at least six months and one day after the actual cancellation.

It is our intention to grant to you incentive stock options to the maximum extent the replacement options can qualify as incentive stock options under federal tax laws on the grant date of the replacement options. It is possible, however, that a portion of the replacement options will be required by the Internal Revenue Code of 1986, as amended, to be classified as non-qualified stock options. The extent to which any participant will not be granted replacement options which are classified for federal income tax purposes as incentive stock options will not be known until the grant date of the replacement options, as this determination is affected by several factors, including the exercise price, which will not be known until that date. For a detailed discussion on the consequences of these designations, see Section 14.

If you elect not to participate in the offer, your options will remain outstanding until they terminate, expire according to their terms or are exercised. They will retain their current exercise price and other terms and conditions under the applicable option plan and award agreement under which the options were granted.

6.	Extension of Offer; Termination; Amendment

We may extend the period of time during which the offer is open and delay accepting any options tendered to us by giving oral or written notice of the extension to employees. If we extend the offer, we will continue to accept properly completed, signed, dated and delivered Election Forms and Notice of Withdrawal Forms until the new expiration of the offer. In addition, if we extend the offer, the grant date of the replacement options will be similarly extended to ensure that the replacement options are granted no less than six months and one day following the date tendered options are cancelled.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration of the offer, to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified under Section 7, by giving oral or written notice of the termination, amendment or postponement to employees. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, which requires that we must return the options tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, to amend the offer in any respect.

Amendments to the offer may be made at any time by an announcement. If the offer is extended due to an amendment to the offer, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Time on the business day immediately following the previously scheduled expiration of the offer. Any such announcement made pursuant to the offer will be disseminated promptly to employees in a manner reasonably designated to inform employees of such amendment. Without limiting the manner in which we may choose to make an announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

7.	Conditions of the Offer

Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, if at any time on or after November 7, 2003 and before the expiration of the offer, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with the acceptance and cancellation of the options tendered for exchange:

(a)     there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of replacement options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or of our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates or materially impair the contemplated benefits of the offer to us;

(b)     there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries or affiliates, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make the acceptance for exchange of, or issuance of replacement options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relate in any manner to the offer;

•	delay or restrict our ability, or render us unable, to accept for exchange, or issue replacement options for, some or all of the tendered options;

•	materially impair the benefits we hope to receive as a result of the offer; or

•	materially and adversely affect our business, condition (financial or other), income, operations or prospects or of our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates or materially impair the contemplated benefits of the offer to us;

(c)    there shall have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of a war, terrorist act, armed hostilities or other international or national crisis directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

•	any significant decrease in the fair market value of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operations or prospects or of our subsidiaries or affiliates or on the trading in our common stock;

•	any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), operations or prospects or that of our subsidiaries or affiliates or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

•	any decline in either the Dow Jones Industrial Average, the New York Stock Exchange or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on November 7, 2003;

(d)     there shall have occurred or based on reports of deliberations of organizations that establish accounting standards, including the Financial Accounting Standards Board, we reasonably expect there to occur, any change in generally accepted accounting standards or the application or interpretation thereof which could or would require us for financial reporting purposes to record compensation expense against our earnings in any period in connection with the offer or the replacement option grants;

(e)     a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before November 7, 2003;

•	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before November 7, 2003 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

(f)     any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries or affiliates that, in our judgment, is or may be material to us or our subsidiaries or affiliates.

The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer. We may waive them, in whole or in part, at any time prior to the expiration of the offer, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any of the rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described above will be final and binding upon all persons.

8.	Price Range of Common Stock

The options eligible to be exchanged pursuant to the offer are not publicly traded. However, upon exercise of an option, the option holder becomes an owner of our common stock, which is traded on The Nasdaq National Market under the symbol “ICCI.” The following table shows, for the periods indicated, the high and low closing price per share of our common stock as reported by The Nasdaq National Market.

	High	Low
2003:
First Quarter	$13.430	$10.470
Second Quarter	14.750	12.200
Third Quarter	14.450	10.760
Fourth Quarter (through November 5, 2003)	10.590	9.400

2002:
First Quarter	$23.920	$18.750
Second Quarter	20.800	10.020
Third Quarter	12.600	7.430
Fourth Quarter	14.660	6.950

2001:
First Quarter	$27.313	$21.438
Second Quarter	28.050	22.250
Third Quarter	27.150	18.400
Fourth Quarter	24.270	17.600

On November 5, 2003, the closing price per share of our common stock on The Nasdaq National Market was $9.730 per share.

We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether or not to tender your options for exchange.

9.	Terms of Replacement Options; Source and Amount of Consideration

Consideration

The sole consideration that you will receive for the options you tender for exchange will be the right to receive the replacement options under the terms of the offer. The replacement options you will receive in exchange for your tendered options will represent the right to purchase such number of shares of common stock as is determined by the method summarized in Section 3. The number of shares issuable upon exercise of the replacement options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration of the offer and the grant date of the replacement options.

The issuance of replacement options will not create any contractual or other right to receive any future grants of options or other benefits or any right of continued employment.

Description of Replacement Options

Each replacement option will terminate ten years from its date of grant, except for an incentive stock option granted to an employee who owns 10% or more of our common stock, which option will terminate five years from its date of grant. In accordance with the 1999 Equity Incentive Plan, each replacement option is subject to earlier cancellation in the event of termination of employment, except as otherwise provided in the applicable award agreement. Vested options may be exercised for three months following termination of employment for any reason other than cause, as defined in, and pursuant to, the applicable award agreement.

Each replacement option will vest in five equal yearly installments commencing one year from its date of grant. However, vesting will be accelerated in the event of death or permanent disability.

For example, the table below shows the vesting schedule of an option granted on June 11, 2004.

Date	Portion of Option Vested

June 11, 2005	1/5

June 11, 2006	2/5

June 11, 2007	3/5

June 11, 2008	4/5

June 11, 2009	5/5

Accordingly, you will lose the benefit of any vesting under the options you tendered for exchange and we cancelled.

None of the replacement options, regardless of which tendered options they replace, will be granted with a special accelerated vesting feature.

The exercise price of the replacement options will be equal to the fair market value of our common stock on the grant date of the replacement options, as determined by the closing price per share of our common stock as reported on The Nasdaq National Market. Because the replacement options will be granted at least six months and one day following the date the tendered options are cancelled, we cannot predict the exercise price of the replacement options. Accordingly, the replacement options may have a higher exercise price than some or all of the options you tendered for exchange.

The replacement options will be granted under our 1999 Equity Incentive Plan (formerly known as the 1999 Stock Option Plan).

All shares of common stock to be delivered upon exercise of replacement options have been registered under the Securities Act of 1933 on a registration statement on Form S-8 filed with the SEC. Unless you are restricted by our insider trading policy or considered an “affiliate” of ours under the 1933 Act, when you exercise your replacement options, you will be able to sell the shares obtained through such exercise free of any transfer restrictions under applicable securities laws.

Description of 1999 Equity Incentive Plan

The following description of our 1999 Equity Incentive Plan (formerly the 1999 Stock Option Plan) as amended and restated effective as of December 9, 2002 (referred to in this summary as the “Plan”) is only a summary of its general terms concerning options and is not complete. This description is subject to, and qualified in its entirety by reference to, the actual provisions of the Plan and the terms of any specific grant, including the grants of replacement options described in this Offer to Exchange. Information regarding the Plan may be found in the registration statement on Form S-8 and related prospectus prepared in connection with the Plan. To obtain a copy of the Plan or related prospectus, contact Roberta Monteyne, Human Resources Coordinator at (917) 286-2321.

As of November 5, 2003, there were outstanding options to purchase 5,430,119 shares of common stock and 2,415,881 shares of common stock reserved for future grants under the Plan. The number of shares available for future grants under the Plan will be increased by that number of options tendered in the offer, so that if all 2,852,932 eligible options are tendered for exchange and cancelled, there would be 5,268,813 shares available for delivery under the Plan prior to the grant date of the replacement options.

Administration

The Plan will be administered by our Board of Directors with respect to non-employee director grantees and by the Stock Option Committee and/or Compensation Committee of our Board with respect to other grantees. The relevant person or group that administers the Plan is referred to in this Summary as the “Committee.” The Board or Committee may delegate administrative authority to our CEO or COO except with respect to awards to non-employee directors (which must be administered by the full Board), awards to executive officers that are intended to comply with Rule 16b-3 under the Securities Exchange Act of 1934 and awards intended to comply with the performance-based exception to tax deductibility limitations under Code Section 162(m). Committee may appoint and delegate to the Management Committee, to our CEO or COO all or any of the authority of the Board or the Committee with respect to award grants to persons other than executive officers or non-employee directors.

Subject to and consistent with the provisions of the Plan, the Committee has full and final authority and sole direction as follows: to determine when, to whom and in what types and amounts awards should be granted; to determine the terms and conditions of awards; with the consent of the grantee (if required) to amend the terms and conditions of any award agreement; to determine the term of options granted; to determine how an exercise price may be paid; to determine whether or not an award may be accelerated, vested, canceled, forfeited or surrendered or whether or not any award may be waived and to accelerate the exercisability of an award; to offer to exchange or buy out any previously granted award; to construe and interpret the Plan and to make all determinations, including factual determinations, necessary for the administration of the Plan; to make, amend, suspend, waive and rescind rules and regulations relating to the Plan; to appoint such agents as the Committee may deem necessary or advisable to administer the Plan; with the consent of the grantee (if required) to cancel or to amend any award agreement; to cancel, with the consent of the grantee, outstanding awards and to grant new awards in substitution; to impose additional terms and conditions upon the grant, exercise or retention of awards; to make adjustments in the terms and conditions of awards in recognition of unusual or nonrecurring events; to correct any defect or supply any omission or reconcile any inconsistency in the Plan or award agreement; and to take any other action and to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem advisable or necessary for the administration of the Plan.

Term

The Committee determines the term of options granted under the Plan. Incentive stock options shall have a term of not more than ten years. Incentive stock options granted to a grantee who owns 10% or more of our common stock shall have a term of not more than five years.

Termination and Forfeiture

Generally, vested options may be exercised at any time prior to their expiration date. If, however, a grantee’s employment with us terminates, all options that have not been exercised shall be forfeited to us. Except as otherwise provided in the award agreement, the Committee may cancel, rescind, suspend or otherwise limit or restrict any unexercised option at any time if the grantee is not in compliance with the corresponding award agreement or if the grantee’s employment with us terminates.

Exercise Price

The Committee shall, in its sole discretion, determine the exercise price of options granted under the Plan.

Vesting

Generally, the Committee determines the vesting schedule at the time options are granted under the Plan.

Payment of Exercise Price

Except as otherwise provided in the award agreement, vested options may be exercised by delivering written notification of exercise to us setting forth the number of shares to be issued pursuant to the exercise of options and accompanied by full payment made by any one of the following means:

•	cash, personal check or wire transfer;

•	by surrendering shares of our common stock which have been owned by the grantee for at least six months or have been purchased on the open market;

•	with the approval of the Committee, by surrendering restricted shares held by the grantee for at least six months prior to exercise, having a fair market value on the date of exercise equal to the aggregate exercise price; or

•	to the extent permitted under applicable law, through the sale of the shares acquired upon exercise of the options through a broker-dealer to whom the grantee has submitted an irrevocable notice of exercise and instructions to deliver to us the amount of the sale proceeds sufficient to pay the exercise price of the options.

Plan Amendment or Termination

The Plan may be amended, altered, suspended, discontinued or terminated by our Board of Directors without further stockholder approval, unless stockholder approval of an amendment or alteration is required by law or regulation or under the rules of The Nasdaq National Market (or other stock exchange or automated quotation system on which our common stock is then listed or quoted). Thus, stockholder approval will not necessarily be required for other amendments, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable.

In addition, unless the Plan or award agreement specifically permits it, no amendment, modification or termination of the Plan may materially and adversely affect an award already made to a grantee without the grantee’s consent.

Limits On Awards

The Plan contains several limits on the number of shares that may be issued as awards. To the extent the Committee determines that compliance with the performance-based exception to tax deductibility limitations under Code Section 162(m) is desirable, awards may not be granted to any individual for an aggregate number of shares of common stock in any fiscal year that exceeds 850,000 shares of common stock.

Adjustments Upon Certain Events

Appropriate adjustments may be made by the Committee to the number or kind of shares covered by options, both as to options granted or to be granted, including the replacement options, and to the exercise price per share, to give effect to adjustments to the number of our common stock or types of our securities which result from certain corporate transactions.

Transferability of Options

Both non-qualified options and incentive stock options may be transferred under the laws of descent and distribution, but only non-qualified options may be transferred pursuant to a qualified domestic relations order. In these cases, the replacement options may be exercised by the person who acquires the right to exercise the option by bequest, inheritance or pursuant to a qualified domestic relations order. If the corresponding award agreement provides, non-qualified options, but not incentive stock options, may be transferred to (i) a member of the grantee’s immediate family, (ii) a trust of which all of the primary beneficiaries are the grantee or members of his or her family, or (iii) any partnership (including limited liability company and the like) of which all of the partners or members are the grantee or members of his or her immediate family.

No Stockholder Rights or Employment Rights

Grantees have no stockholder rights with respect to any outstanding options until the options are exercised in accordance with the provisions of the Plan and related award agreement. Nothing in the Plan confers upon any grantee any guarantee as to continued employment.

10.	Information Concerning Insight

General

The address of our principal executive offices is 810 Seventh Avenue, New York, New York 10019. Our telephone number is (917) 286-2300. Our website is http://www.insight-com.com. Information contained on our website does not constitute a part of this Offer to Exchange. Questions about the offer, requests for assistance or for copies of this Offer to Exchange, the Election Form and related documents should be directed to Roberta Monteyne, Human Resources Coordinator at (917) 286-2321.

We are the ninth largest cable television system operator in the United States based on customers served. We currently serve approximately 1.4 million customers, all of which are concentrated in the four contiguous states if Indiana, Kentucky, Illinois and Ohio. In addition to its geographic concentration, our communications network is tightly-grouped, or “clustered,” with approximately 95% of our customers served from fourteen headends after giving effect to the remaining network upgrades of our Illinois systems expected to be substantially completed during 2003. As a result, the amount of capital necessary to deploy new and enhanced products and services is significantly reduced on a per home basis because of the large number of customers served by a single headend. A headend processes signals received for distribution to customers over our network. Clustering enables us to efficiently deploy a bundled suite of entertainment, information and communications services. This combination of geographic concentration and clustering has enabled us to offer, under the Insight Digital brand, a complete bundle of interactive digital video, high-speed data access and telephone services. We are a public company and our Class A common stock is listed on The Nasdaq National Market under the symbol “ICCI.” Our experienced senior management team and members of their families own, in the aggregate, over 15% of our common stock.

Insight Midwest, L.P. is a partnership owned 50% by us and 50% by an indirect subsidiary of Comcast Cable Holdings, LLC (formerly known as AT&T Broadband, LLC), which is a subsidiary of Comcast Corporation. Insight Midwest owns systems serving approximately 1.3 million of our customers. On November 18, 2002, Comcast Corporation acquired the broadband business of AT&T Corp., and presently is the largest cable television system operator in the United States. The transaction did not result in any direct change in Insight Midwest’s ownership structure, and we continue to serve as the general partner of Insight Midwest and as the manager of all of Insight Midwest’s systems, and the Comcast Cable subsidiary serves as Insight Midwest’s limited partner. Our 50% interest in Insight Midwest constitutes substantially all of our operating assets. We also manage additional systems in Indiana and

Kentucky owned by an affiliate of Comcast Cable, which served approximately 91,300 customers as of September 30, 2003, for which we receive a management fee equal to 5% of the gross revenues of those systems.

As a result of our upgrade efforts, as of December 31, 2002, we estimate that 92% of our customers were passed by our upgraded network, which enables delivery of an advanced suite of entertainment, information and communications services.

We are the largest operator of cable television systems in the State of Indiana. As of December 31, 2002, the Indiana systems passed approximately 569,200 homes and served approximately 326,000 customers. The Indiana systems are located primarily in the university cities of Bloomington, Evansville and Lafayette and demographically desirable areas of suburban Indianapolis. Approximately 95% of the Indiana systems’ customers are served by three headends.

We are also the largest operator of cable television systems in the State of Kentucky. As of December 31, 2002, the Kentucky systems passed approximately 783,100 homes and served approximately 449,100 customers. Our Kentucky systems are located in four of the five largest cities in the state: Louisville, Lexington, Covington and Bowling Green. Approximately 99% of Insight Kentucky’s customers are served by four headends.

As of December 31, 2002, the systems we manage for an affiliate of Comcast Cable passed approximately 197,600 homes and served approximately 114,600 customers. These managed systems are located adjacent to our existing Indiana and Kentucky systems, and are operated by the employees of our existing systems. On February 28, 2003, we exchanged with an affiliate of Comcast Cable the system we owned in Griffin, Georgia serving approximately 11,800 customers, plus $25 million, for certain of these managed systems serving approximately 23,400 customers which are presently tied into our Louisville system.

We are the second largest operator of cable television systems in the State of Illinois. As of December 31, 2002, our Illinois systems passed approximately 687,800 homes and served approximately 413,700 customers. The Illinois systems are located primarily in mid-sized communities, including Springfield, Rockford, Peoria and Champaign/Urbana. Upon completion of our consolidation of headends, approximately 95% of the Illinois systems’ customers will be served by six headends. The network upgrades and consolidation of headends are expected to be substantially completed during the first half of 2003.

As of December 31, 2002, our Ohio system passed approximately 198,700 homes and served approximately 88,100 customers in the eastern portion of the City of Columbus and the surrounding suburban communities. All of the Ohio system’s customers are served from a single headend. Approximately 91 % of the Ohio system’s customers are served by a network upgraded to 870 MHz capacity, and our upgrade efforts are continuing.

Recognizing the opportunities presented by newly available products and services, the strength of our market characteristics and favorable changes in the regulatory environment, we deployed a strategy to become a competitive, full service provider of entertainment, information and communications services for the communities served by our networks. We intend to continue capitalizing on our highly clustered cable television systems and to economically upgrade the technological capabilities of our broadband networks in order to deploy enhanced new services.

We believe that an integrated package of existing multi-channel video, new and enhanced products and services, such as interactive digital video, including video-on-demand or near video-on-demand, high-speed Internet access and telephone services, coupled with our commitment to locally focused customer service enhances our ability to acquire and retain customers in a competitive environment while increasing revenues per customer. We believe that the highly clustered nature of our systems also enables us to more efficiently deploy our marketing dollars and maximizes our ability to enhance customer awareness, increase use of our products and services and build brand support. In addition to our broad product offerings, we also emphasize a high level of locally-focused content and customer service. To augment our growth, we will continue to seek strategic acquisitions that fit our clustering and operating strategy.

We have long-term agreements with Comcast Cable to facilitate the delivery of local telephone services. Under the terms of these agreements, we lease for a fee certain capacity on our network to Comcast Cable. We also provide certain services and support for which we receive additional payments. The capital required to deploy telephone services is shared, with Comcast Cable responsible for switching and transport facilities.

Financial Information

The financial information included in our annual report on Form 10-K for the fiscal year ended December 31, 2002 and our quarterly report on Form 10-Q for the quarter ended June 30, 2003 are incorporated herein by reference. See Section 17 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Our summary financial information is set forth below. Additionally, certain prior period amounts have been reclassified to conform to the current period presentation.

(dollars in thousands, except per-share amounts)	Unaudited, For the six months ended		For the year ended
	June 30, 2003	June 30, 2002	December 31, 2002	December 31, 2001
Revenue	$438,092	$393,569	$811,995	$728,338
Total operating costs and expenses	368,820	324,560	672,993	799,171
Operating income (loss)	69,272	69,009	139,002	(70,833)
Total other expenses, net	(72,727)	(101,453)	(203,106)	(173,872)
Loss before minority interest, investments and income taxes	(3,455)	(32,444)	(64,104)	(244,705)
Minority interest	2,014	14,089	31,076	141,314
Equity in losses of investees	–	–	–	(2,031)
Impairment write-down of investments	(1,500)	(205)	(18,023)	(9,899)
Gain (loss) from early extinguishment of debt	–	–	3,560	(10,315)
Loss before income taxes	(2,941)	(18,560)	(47,491)	(125,636)
Benefit (provision) for income taxes	(250)	(250)	(501)	50,847
Net loss	(3,191)	(18,810)	(47,992)	(74,789)
Accrual of preferred interests	(10,353)	(9,957)	(20,107)	(19,432)
Net loss attributable to common stockholders	(13,544)	(28,767)	(68,099)	(94,221)
Basic and diluted loss per share attributable to common stockholders	$(.23)	$(.48)	$(1.13)	$(1.57)
Ratio of earnings to fixed charges(1)	–	–	–	–
Book value per share	$9.67	$10.21	$9.63	$10.72

(1)	Earnings before fixed charges were insufficient to cover fixed charges by $3.2 million for the six months ended June 30, 2003, $18.8 million for the six months ended June 30, 2002, $48.0 million for the year ended December 31, 2002 and $74.8 million for the year ended December 31, 2001. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases considered interest.

	Unaudited, As of
		As of December 31,
(dollars in thousands)	June 30, 2003	2002	2001
Cash and cash equivalents	$104,917	$74,850	$198,548
Fixes assets, net	1,216,057	1,220,251	1,151,709
Total assets	3,842,649	3,789,062	3,867,392
Total debt, including preferred interests	2,836,907	2,772,824	2,728,189
Stockholders’ equity	581,629	578,145	646,030

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock

As of November 5, 2003, our executive officers and directors (seven persons), as a group, held options to purchase 1,895,761 shares of our common stock. Options to purchase 44,511 of these shares of common stock, which options are held by non-employee directors, may not be exchanged in this offer.

The following table sets forth the ownership of each of our executive officers and directors of shares underlying options outstanding as of November 5, 2003. Unless otherwise indicated, the address of each person named in the table below is c/o Insight Communications Company, Inc., 810 Seventh Avenue, New York, New York 10019.

Name of Beneficial Owner	Number of Shares Underlying Options	Percentage of Total Shares Underlying Options Outstanding
Sidney R. Knafel	562,500	10.4%
Michael S. Willner	943,750	17.4%
Dinesh C. Jain	250,000	4.6%
Thomas L. Kempner(1)	14,837	0.3%
James S. Marcus	14,837	0.3%
Daniel S. O’Connell (2)	14,837	0.3%
Elliot Brecher	95,000	1.7%
All directors and executive officers as a group (seven persons)	1,895,761	34.9%

(1)	The address of Mr. Kempner is c/o Loeb Partners Corporation, 61 Broadway, New York, New York 10006.
(2)	The address of Mr. O’Connell is c/o Vestar Capital Partners III, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167.

Except as noted in the following paragraph, we are not and, to our knowledge, none of our executive officers or directors is, a party to any agreement, arrangement or understanding with respect to any of our securities (including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

We, Sidney R. Knafel, his children and trusts for their benefit, Michael S. Willner, and all of the members of management holding shares of our class B common stock, have agreed to cause the election of two directors designated by Vestar Capital Partners III, L.P. so long as Vestar continues to own at least 2,480,430 shares of our common stock, and one such director so long as Vestar continues to own at least 992,172 shares of our common stock.

During the past 60 days (i) we have not granted any options to purchase shares of our common stock to any of our executive officers or directors and (ii) we have not and, to the best of our knowledge, our executive officers or directors have not, exercised any options to acquire shares of common stock.

12.	Accounting Consequences of the Offer

Many of our employees hold outstanding options with exercise prices significantly higher than the fair market value of our common stock. We believe it is in our best interests and those of our stockholders to offer these employees the opportunity to exchange certain of their outstanding options for options that represent the right to purchase a lesser number of shares of our common stock than that of the tendered options, and that will be priced relative to market conditions at the replacement grant date. Therefore, we are providing our employees with the potential to obtain value from their options in the future. We could simply lower the exercise price of these outstanding options, which would enable these employees to immediately exercise vested options at a lower price. However, we are making the offer instead of lowering the price of existing options because repricing outstanding options could result, under the financial accounting rules, in our recognition of significant charges in our financial statements that would reduce our reported earnings for each fiscal quarter that the repriced options remain outstanding. This could have a negative impact on our earnings, earnings per share and stock price.

If any of our employees who tender options in conjunction with this offer were granted options prior to the grant date of the replacement options, we would be required, in certain circumstances, under financial accounting rules to recognize significant charges in our financial statements. We do not intend to grant any such options.

In addition, we expect the accounting rules regarding stock options to change and that the new rules will require us to recognize charges in our financial statements. We further expect the new rules to apply to stock option exchange transactions similar to this offer. Whether we will incur an expense in our financial statements as a result of this offer or as a result of granting the replacement options will depend on several factors, including the effective date of and the method of transition to the new rules.

13.	Legal Matters; Regulatory Approval

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our cancellation of options and issuance of replacement options to eligible employees as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or cancellation of our options as contemplated herein, other than such other approvals as have been or are expected to be obtained by us. We are unable to predict whether we may be required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept any tendered options for exchange is subject to conditions, including the conditions described in under Section 7.

If we are prohibited by applicable laws or regulations from granting replacement options on or after the date we expect to grant the replacement options, we will not grant any replacement options. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited we will not grant any replacement options and the options you tendered for exchange will not be reinstated.

14.	Material U.S. Federal Income Tax Consequences

The following is a summary of the tax consequences of the cancellation of options and grant of replacement options for employees subject to tax in the United States. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all employees. Please note that tax laws change frequently and occasionally on a retroactive basis. We advise all employees considering exchanging their options to consult with their own tax or financial advisers.

Option Exchange.   We do not believe that you will be required to recognize any income for U.S. Federal income tax purposes solely as a result of the exchange of options for replacement options.

Grant of Replacement Options.   You will not be subject to U.S. Federal income tax when the replacement options are granted to you.

Exercise of Replacement Options.   When you exercise the replacement options, you will be subject to tax at ordinary income tax rates on the difference between the fair market value of our common stock on the date of exercise and the exercise price. However, if your replacement option is an incentive stock option, you will not be subject to tax on exercise except for alternative minimum tax on such difference, provided you satisfy the holding periods described below.

Sale of Shares.   If you acquire shares upon the exercise of non-qualified options, the subsequent sale of the shares generally will give rise to capital gain or loss equal to the difference between the sale price and the fair market value of those shares on the date the options are exercised. This capital gain or loss will be treated as long-term or short-term depending on whether you held the shares for more than one year following the exercise of the replacement option.

If you acquire shares upon the exercise of incentive stock options, the subsequent sale of the shares will give rise to a long term capital gain or loss equal to the difference between the sale price and the exercise price, provided you sell your shares after the end of the required holding period. The required holding period begins on the date your replacement incentive stock options are granted and ends the later of two years after the grant date or one year after you exercise your incentive stock options. If you sell your stock before the end of the required holding period, you will be taxed the same as if your options were non-qualified options.

Dividends.   If you exercise your replacement options to purchase shares, you may be entitled to receive dividends. You will be subject to tax on any dividends received. You will not be entitled to dividends before you exercise your replacement options.

Withholding and Reporting.   Withholding and reporting for income and employment tax are required when you exercise your replacement non-qualified options. Withholding is not required upon exercise of an incentive stock option unless the option is sold before the end of the required holding period. You will be responsible for paying any difference between the actual tax liability and the amount withheld.

15.	Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to the offer.

16.	Additional Information

We have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials, which we have filed with the SEC and incorporated herein by reference, before making a decision on whether to tender your options:

•	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002;

•	Our Quarterly Reports on Form l0-Q for the quarters ended March 31, 2003 and June 30, 2003;

•	Our definitive proxy statement relating to our 2003 Annual Meeting of Stockholders dated April 11, 2003; and

•	Our Registration Statement on Form 8-A containing a description of our Class A Common Stock, par value $.01 per share.

This Offer to Exchange also incorporates by reference any future filings that we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Securities Exchange Act of 1934) on or subsequent to the date of this Offer to Exchange until the expiration of the offer.

These filings and other information about us can be inspected and copied at prescribed rates at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, reports, proxy statements and other information that we file with the SEC are publicly available through the SEC’s website at http://www.sec.gov/.

Our common stock is listed for trading on The Nasdaq National Market under the symbol “ICCI.”

We will provide without charge, upon the written or oral request of those eligible to participate in this offer, a copy of any or all of the documents to which we have referred, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Roberta Monteyne, Human Resources Coordinator at (917) 286-2321.

As you read the documents referred to in this section, you may find some inconsistencies in information from one document to another later dated document. Should you find inconsistencies between the documents, or between a document and the Offer to Exchange, you should rely on the statements made in the most recent document. The information contained in the Offer to Exchange should be read together with the information contained in the documents to which we have referred you.

17.	Forward Looking Statements

This Offer to Exchange and our SEC reports referred to above include “forward-looking statements.” When used in this Offer to Exchange, the words “could”, “may”, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans” and similar expressions as they relate to us, our business or our management are intended to identify these forward-looking statements. Forward-looking statements, including statements concerning our expectations, business prospects, anticipated economic performance, financial condition and other similar matters, including without limitation the matters discussed under the heading “Certain Risks of Participating in the Offer” are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. Forward-looking statements speak only as of the date of the documents in which they are made. We disclaim any obligation or undertaking to provide any update or revision to any forward-looking statement we have made to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based. You should not place undue reliance on forward-looking statements.

18.	Miscellaneous

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Exchange, the Election Form or any other related document. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.